  EXHIBIT 99.1

Northern Dynasty: Isabel Satra Joins Board of Directors

April 5, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) advises that Isabel Satra has joined the Board of Directors.

Isabel has spent over 20 years in investment management, most recently as a Principal and CFO of Kopernik Global Investors (“Kopernik”), where she is a Co-Portfolio Manager, Equity Analyst, and oversees management of the firm's finances as well as serving on its Board of Directors and Investment Oversight Committee. Isabel has also held Analyst and Portfolio Manager positions at several investment firms, including Vinik Asset Management and Tradewinds Global Investors, after transitioning from engineering positions at Boeing North America and Rockwell International. Isabel has an M.B.A. from the University of California, Irvine and a Bachelor of Science in Engineering from Rutgers University.

“On behalf of the Board of Directors, I am excited to welcome Isabel to the team,” said Bob Dickinson, Chairman of Northern Dynasty. “Isabel is a very accomplished executive that brings extensive institutional investor and public markets experience to the Board, and, along with the recently announced appointment of Siri Genik has increased the diversity on the Board and made it even stronger. Kopernik is a significant shareholder of Northern Dynasty, and we appreciate their support of NDM and the Pebble Project by endorsing her appointment to our Board.”

”I am honored to join the Northern Dynasty Minerals Board of Directors and look forward to working on this project, which is of such importance to a wide variety of stakeholders,” said Isabel Satra, Director of Northern Dynasty.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.